Exhibit 99.1
#770 – 800 West Pender Street Vancouver, BC V6C 2V6 P: 604-630-1399 F: 604-681-0894

MAG Silver Corp. For Immediate Release	March 22, 2012 NR#12-03

MAG SILVER INTERCEPTS MORE SILVER / LEAD / ZINC
SULPHIDES IN “BRIDGE ZONE” AT CINCO DE MAYO

CM11-390: 274 g/t (8.0 opt) silver with 5.5% lead and 17.2% zinc over 8.08 metres.
Including: 778 g/t (22.7 opt) silver with 14.9% lead and 18.2% zinc over 1.63 metres.

Vancouver, B.C. MAG Silver Corp. (TSX: MAG; NYSE-A: MVG) (“MAG”) announces significant massive sulphide intercepts in drilling in the “Bridge Zone” along the Jose Manto-Cinco Ridge corridor within its 100% owned Cinco de Mayo (“Cinco”) property in northern Chihuahua State, Mexico. Ten holes were drilled on a section to test the up- and down-dip continuity of hole CM11-380, the best of seven massive sulphide manto intercepts drilled late in 2011 (see press release dated November 28, 2011). The results clearly demonstrate the lateral and vertical continuity of the mineralization. The current holes were drilled on 50 metre centres and eight of the ten holes (including hole CM11-380 which cut 386 g/t silver with 14.0% zinc and 8.2% lead over 3.98 metres) intercepted massive sulphides (assays pending on two holes). The combined drilling shows continuous mineralization over a 400 metre dip length, with mineralization remaining open down dip and along strike. All reported intercepts appear to be near true widths (See Diagram One and Two).

The best hole is CM12-390 which cut 274 grams per tonne (“g/t”) (8.0 ounces per ton (“opt”)) silver with 5.5% lead and 17.2% zinc over 8.08 metres; including: 1.63 metres that grades 778 g/t (22.7 opt). (see Table 1). This intercept is actually the sulphide portion of a 14.1 metre thick manto zone where the top 6.0 metres is partially to completely oxidized and leached sulphide.

The remaining holes have all cut massive sulphides ranging from 1.50 to 5.25 metres in thickness.   As is typical of the Jose Manto, the percentage of massive sulphide ranges from roughly 50% to nearly 100% of the composite manto thickness.  Sulphides are dominated by pyrite, argentiferous galena and dark coloured sphalerite.  Barite is locally abundant.

This series of holes is the first full cross-section across the “Bridge Zone” between the Jose Manto and Cinco Ridge and shows manto width, thickness and composition comparable to the well constrained body of the Jose Manto.  The similarity of manto dimensions, composition and textures strongly indicates that mineralization maintains these dimensions throughout the Bridge Zone and into the Jose Manto, which if confirmed will reveal continuous manto-style mineralization at least 4,000 metres long that plunges irregularly downwards to the northwest from 200 to 450 metres depth.

Drilling of progressive fences of holes along the Bridge Zone is underway with two drill rigs. Currently, the fence across Hole CM11-377 is in progress.  (Hole 377 reported 5.25m grading 280 g/t (8.2 opt) silver with 6.1% lead and 6.2% zinc, see Press Release of November 28, 2011).   A third rig is dedicated to exploration for the source of the manto.

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Table 1:  Assay Results Jose Manto – Cinco Ridge Mineralized Corridor

Hole ID	From (metres)	To (metres)	Interval (metres)	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Pb+Zn (%)
CM12-385	334.93	339.93	5.00	0.32	102	3.25	13.20	16.44
including	337.74	338.76	1.02	0.14	275	10.79	13.88	24.67
CM12-386	256.02	259.15	3.13	0.22	198	5.71	7.79	13.51
including	258.21	259.15	0.94	0.17	411	11.09	7.12	18.21
including	258.21	258.46	0.25	0.21	1085	26.90	15.45	42.35
and	294.06	296.09	2.03	0.16	169	7.59	11.45	19.04
including	295.66	296.09	0.43	0.32	420	12.80	16.85	29.65
CM12-387	515.80	516.00	0.20	0.08	122	3.37	2.53	5.90
CM12-388	193.77	194.93	1.16	0.02	13	0.75	2.86	3.61
and	201.55	202.82	1.27	0.00	1	0.05	4.68	4.72
CM12-389	388.44	390.83	2.39	0.11	37	1.91	6.63	8.54
including	389.64	389.93	0.29	0.27	69	2.78	21.80	24.58
and	424.78	425.65	0.87	0.07	9	0.38	9.32	9.70
CM12-390*	164.00	165.30	1.30	0.01	7	0.39	20.93	21.32
and	167.03	167.58	0.55	1.68	318	3.96	4.20	8.16
and	168.77	182.88	14.11	0.47	161	3.25	14.24	17.49
including*	168.77	172.91	4.14	0.02	12	0.32	14.96	15.28
including	174.80	182.88	8.08	0.81	274	5.50	17.18	22.67
including	174.80	176.43	1.63	0.50	778	14.89	18.19	33.08
including	175.10	176.02	0.92	0.43	1145	20.40	19.10	39.50
CM12-391	154.81	155.87	1.06	0.03	21	0.15	9.76	9.91
and	202.83	205.32	2.49	0.01	23	0.15	9.54	9.69
including	204.08	205.32	1.24	0.02	40	0.20	18.13	18.33
* denotes oxidized and leached sulfide intervals
True widths 90% to 100% of core lengths

Qualified Person: Dr. Peter Megaw, Ph.D., C.P.G., has acted as the qualified person as defined in National Instrument 43-101 for this disclosure and supervised the preparation of the remaining technical information in this release. Dr. Megaw has a Ph.D. in geology and more than 20 years of relevant experience focused on silver and gold mineralization, and exploration and drilling in Mexico. He is a certified Professional Geologist (CPG 10227) by the American Institute of Professional Geologists and an Arizona registered geologist (ARG 21613). Dr. Megaw is not independent as he is a Director and Shareholder of MAG and is the vendor of this project, which is subject to a NSR. Dr. Megaw is satisfied that the results are verified based on an inspection of the core, a review of the sampling procedures, the credentials of the professionals completing the work and the visual nature of the silver and base metal sulphides within a district where he is familiar with the style and continuity of mineralization.

Quality Assurance and Control: The Company has in place a quality control program to ensure best practices in sampling and analysis. Samples were collected by employees of consulting firm Minera Cascabel S.A. de C.V. on behalf of MAG Silver Corp. The diamond drill core samples are shipped directly in security sealed

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bags to ALS-Chemex Laboratories preparation facilities in Hermosillo, Sonora or Chihuahua City (Certification ISO 9001). Sample pulps are shipped from there to ALS-Chemex Laboratories in North Vancouver, Canada for analysis. All samples were assayed for gold by standard fire assay-ICP finish with a 50 gram charge. Gold values in excess of 3.00 g/t were re-analyzed by fire assay with gravimetric finish for greater accuracy. Silver, zinc, copper and lead values in excess of 100 ppm, 1%, 1% and 1% respectively are also repeated by fire assay.

About MAG Silver Corp. (www.magsilver.com )

MAG is focused on district scale projects located within the Mexican Silver Belt. Our mission is to become one of the premier companies in the Silver Mining Industry.  MAG is conducting ongoing exploration of its portfolio of 100% owned properties in Mexico including a silver, lead and zinc discovery and a moly-gold discovery at its 100% owned Cinco de Mayo property in Chihuahua State.  MAG and Fresnillo plc are also jointly delineating a significant new silver vein discovery on the Juanicipio Joint Venture in Zacatecas State.  MAG is based in Vancouver, British Columbia, Canada.  Its common shares trade on the TSX under the symbol MAG and on the NYSE Alternext under the symbol MVG.

On behalf of the Board of
MAG SILVER CORP.

“Dan MacInnis”

CEO & Director

For further information on behalf of MAG Silver Corp. Contact Gordon Neal, VP Corp. Development
Website: Phone: Toll free:	www.magsilver.com (604) 630-1399 (866) 630-1399	Email: Fax:	info@magsilver.com (604) 681-0894

Neither the Toronto Stock Exchange nor the American Stock Exchange has reviewed or accepted responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts are forward looking statements including statements, including statements that address future mineral production, reserve potential, exploration drilling, exploitation activities and events or developments. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment. The reader is referred to the Company’s filings with the SEC and

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Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward looking statement will come to pass and investors should not place undue reliance upon forward-looking statements.

Please Note: Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov/edgar/searchedgar/companysearch.html.

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Diagram one: Cross-section 10800N

SW
Vertical Section 10800N
(Section Looks NW)
NE
92
1400
1300
1200
1100
metres above sea level
Benevides
394
391
390
388
386
380
385
389
393
Diorite
Manto
Ojinaga
Finlay
Lagrima
Benigno
0 50 100
metres

Intercept	Hole Number	Interval metres	Gold g/t	Silver g/t	Silver opt*	Lead %	Zinc %
A	**380**	3.98	0.52	386	11.3	8.19	14.06
	incl.	0.86	0.23	1170	34.1	19.05	13.70
B	**385**	5.00	0.32	102	3.0	3.25	13.20
	incl.	1.02	0.14	275	8.0	10.79	13.88
C	**386**	3.13	0.22	198	5.8	5.71	7.79
	incl.	0.94	0.17	411	12.0	11.09	7.12
D	**386**	2.03	0.16	169	4.9	7.59	11.45
	incl.	0.43	0.32	420	12.2	12.80	16.85
E	**388**	1.27	0.00	1	0.0	0.05	4.68
F	**389**	2.39	0.11	37	1.1	1.91	6.63
G	**390**	1.30	0.01	7	0.2	0.39	20.93
H	and	4.14	0.02	12	0.4	0.32	14.96
I	and	8.08	0.81	274	8.0	5.50	17.18
	incl.	1.63	0.50	778	22.7	14.89	18.19
J	**391**	1.06	0.03	21	0.6	0.15	9.76
K	and	2.49	0.01	23	0.7	0.15	9.54
L	**394**	Assays Pending					

* ounces per short "imperial" ton true widths 90% to 100% of core lengths

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Diagram Two:  Drill plan

Known extent of Jose Manto Mineralization
Alluvium
New Bridge Zone Mineralization
Cinco Ridge Mineralization
4,000 m
Finlay
Lagrima
Alluvium
Finlay
392
399
371
373
378
374
387
383
370
402
400
393
389
385
380
386
397
377
401
391
388
390
394
396
381
382
384
Legend
Current Release
Assays Pending
In Progress
2011 Drilling
Older Drilling
Structures
Silicified Structures
0
1
kilometres

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